

June 28, 2010

P-J. Sivignon
Executive Vice-President and
Chief Financial Officer
Koninklijke Philips Electronics N.V.
Breitner Center, Amstelplein 2,
1096 BC Amsterdam, The Netherlands

     Re: Koninklijke Philips Electronics N.V.
             Form 20-F for the fiscal year ended December 31, 2009
             File No. 001-05146-01

Dear Mr. Sivignon:

     We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               Brian Cascio
               Accounting Branch Chief